EXHIBIT 99.1

PENN WEST PROVIDES UPDATE ON INTERNAL REVIEW OF ACCOUNTING PRACTICES

FOR IMMEDIATE RELEASE, August 12, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) ("PENN WEST", the "COMPANY", "we", "us" or "our") today provided an update on the Audit Committee's review announced on July 29, 2014.

INTERNAL REVIEW UPDATE

Penn West is working diligently and devoting all necessary resources to file its second quarter financial statements and related disclosures and its restated historical financial statements and related disclosures as soon as practicable, and in any event anticipates filing them no later than the October 14, 2014 date contemplated by the Management Cease Trade Order ("MCTO") described below.  As anticipated in its July 29, 2014 announcement, the Company has concluded that it will be delayed in filing its unaudited interim financial statements for the three and six month periods ended June 30, 2014 and related disclosures, which are due to be filed by August 14, 2014, in order for the Audit Committee to complete its review and to effect the restatement.

BANK FACILITY AND NOTES

The Company advised the lenders ("Lenders") under its bank facility ("Bank Facility") and holders ("Noteholders") of its senior unsecured notes ("Notes") of defaults under the Bank Facility and the Notes, subject to applicable cure periods, arising from matters in relation to the decision to restate certain historical financial results and the delay in filing the Company's second quarter filings. Such defaults do not relate to the financial covenants contained in the Bank Facility or the Notes.  The Company has obtained a waiver of the defaults under its Bank Facility from its Lenders which, subject to certain conditions, has the effect of extending the cure period under its Bank Facility until October 14, 2014.  During this period, Penn West has access to up to approximately $660 million under its Bank Facility, approximately $250 million of which has been drawn to date.  Accordingly, the Company believes that it has access to sufficient funds to satisfy its liquidity needs during the cure period.  The Company is in advanced discussions with its Noteholders regarding these matters and is seeking a waiver of defaults under the Notes within applicable cure periods.

REGULATORY MATTERS

The Company applied for and received an MCTO from the Alberta Securities Commission ("ASC").  The MCTO prohibits the directors and executive officers of the Company from trading in or purchasing securities of the Company, subject to certain limited circumstances, until two full business days after the second quarter filings and the restated financials are filed.  The MCTO does not affect the ability of other persons to trade in the common shares or other securities of the Company.  The ASC may issue a general cease trade order if the restated financials or second quarter filings are not made by October 14, 2014.  The Ontario Securities Commission (the "OSC") has issued a substantially similar temporary management cease trade order that the Company anticipates will be replaced with a permanent order in due course.

This status update is provided pursuant to the alternative information guidelines in National Policy 12-203 ("NP 12-203"), which require the Company to provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.  In accordance with those requirements, the Company advises that: since July 29, 2014, except as disclosed herein, there have not been any material changes to the information contained in the July 29 release; there has not been any failure by the Company to fulfill its intentions as stated in the July 29 release with respect to satisfying the provisions of the alternative information guidelines of NP 12-203; and, except as disclosed above with respect to the delayed filing of the second quarter filings, there are no subsequent specified defaults (actual or anticipated) within the meaning of NP 12-203.  There is no other material information concerning the Company and its affairs that has not been generally disclosed as of the date of this update.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to file our second quarter financial statements and related disclosures and our restated historical financial statements and related disclosures as soon as practicable, and in any event no later than October 14, 2014; our belief that we have access to sufficient funds to satisfy our liquidity needs during the cure period; the possibility that the ASC may issue a general cease trade order if the restated financials or second quarter filings are not made by October 14, 2014; and the Company's anticipation that the temporary management cease trade order from the OSC will be replaced with a permanent order in due course.  With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the amount of time it will take us and our third party advisors to complete our internal review and prepare and have audited or reviewed, as applicable, the restated historical financial statements, second quarter 2014 financial reports, and all related disclosures; our liquidity requirements until October 14, 2014; and that the final results of the internal review will not be substantially different than the preliminary results of the review.  Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: that we do not file our second quarter 2014 continuous disclosure documents and/or restated historical financial statements and related disclosures by the requisite deadlines, and that as a result of one of these events an order is issued ceasing trading in our securities; that we do not obtain waivers from our Noteholders for one or more defaults under our Notes with the result that we are unable to satisfy the conditions of the waiver provided by our Lenders in respect of the defaults under our Bank Facility and/or that we are unable to access additional borrowings under our Bank Facility and/or that we are required to repay all amounts of principal and interest owing under our Bank Facility and Notes; that due to unforeseen events and/or circumstances beyond our control, our liquidity requirements exceed the funds available to us during the cure period; that one or both of the ASC or the OSC determine to issue a general cease trade order against us prior to October 14, 2014 notwithstanding the terms of the MCTO, including due to any failure to obtain a permanent management cease trade order from the OSC; and that the final results of the review uncover accounting errors not identified in the preliminary results of the review and/or that the magnitude of the accounting errors is significantly different than currently expected, any of which may adversely impact the timing of completing the review. Readers are cautioned that this list of risk factors should not be construed as exhaustive.  The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements.  The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com